January 29, 2019

Richard J. Bressler
Chief Financial Officer
Clear Channel Holdings, Inc.
20880 Stone Oak Parkway
San Antonio, TX 78258

       Re: Clear Channel Holdings, Inc.
           Registration Statement on Form S-4
           Filed December 21, 2018
           File No. 333-228986

Dear Mr. Bressler:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Telecommunications